UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 27, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

CALL NOTICE

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders of TIM S.A. (“Company”) are called upon, as set forth in Section 124 of Law No. 6,404/1976, to attend the Company’s Annual and Extraordinary Shareholders’ Meeting to be held on March 30th, 2023, at 2:30 pm, at Avenida João Cabral de Mello Neto, nº 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders’ Meeting:

(1) To resolve on the management’s report and the financial statements of the Company for the fiscal year ended on December 31st, 2022; (2) To resolve on the management’s proposal for the allocation of the results of the 2022 fiscal year and the distribution of dividends by the Company; (3) To resolve on the composition of the Board of Directors of the Company; (4) To resolve on the classification of the candidates for the positions of independent members of the Board of Directors according to the independence criteria of the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations"); (5) To elect the members of the Board of Directors of the Company; (6) To resolve on the composition of the Fiscal Council of the Company; (7) To elect the effective and alternate members of the Fiscal Council; and (8) To resolve on the compensation proposal for the Company’s management, members of Committees and members of the Fiscal Council of the Company for the 2023 fiscal year.

On Extraordinary Shareholders’ Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 16th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; and

(2) To resolve on the proposed merger (“Merger”) of the Company's wholly-owned subsidiary, Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Merged Entity”), into the Company, and, therefore, examine, discuss and resolve on: (2.1) the approval of the “Protocol and Justification of Merger of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. into TIM S.A.” (“Protocol”), executed on February 27th, 2023 by the management of the Company and the Merged Entity, which establishes the terms and conditions of the Merger proposal; (2.2) the ratification of the appointment and hiring of Apsis Consultoria e Avaliações Ltda. (“Appraiser”), a specialized company responsible for preparing the appraisal report of the Merged Entity’s net equity (“Appraisal Report”); (2.3) the approval of the Appraisal Report; (2.4) the approval of the Merger, under the terms of the Protocol and subject to compliance with the suspensive conditions established therein; and (2.5) the authorization for the performance, by the officers and attorneys-in-fact of the Company, of all necessary measures for the consummation of the Merger, under the terms of the Protocol.

General Instructions:

1.      All documents and information regarding the subjects to be analyzed and resolved on at the Shareholders’ Meeting are at the Shareholders disposal at the Company’s head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov.

2.      In accordance with Section 5, I, of CVM Resolution No. 81/2022 and for the purposes of CVM Resolution No. 70/2022, we inform that the minimum percentage of participation in the Company’s voting capital to request the adoption of the multiple voting process in the election of the Company’s Board of Directors is of five percent (5%). It shall be noted the legal period of 48 hours before the Shareholder’s Meeting to request the adoption of the multiple voting process, in accordance with the first paragraph of Section 141 of Law No. 6,404/1976.

3.      The Shareholder may participate either in person or represented by a duly constituted proxy, according to the provisions of Section 126 of Law No. 6,404/1976 and of §§ 1 and 2 of Section 12 of the Company's By-laws, as well as by distance voting ballot, following the detailed guidelines below:

a.	In-person: The Shareholder who chooses to participate in person must send a copy of the identity document and the respective shareholding statement, issued at least five (5) business days prior to the Shareholders' Meeting, within two (2) business days prior to the Shareholders' Meeting;

b.	By proxy: The Shareholder to be represented at the Shareholders' Meeting must send to the Company's head office the respective supporting documentation of its representation, including the power of attorney and/or the articles of incorporation related to the appointment, as the case may be, and the identification document of the representative, within two (2) business days prior to the Shareholders' Meeting; and

c.	By distance voting ballot: The Shareholder that, pursuant to CVM Resolution No. 81/2022, chooses to participate by distance voting ballot, shall send the instructions for filing the form to its respective custodian agents or the depositary institution of the Company’s shares, or shall send the form directly to the Company and, in any case, the ballot must be received up to seven (7) days prior to the Shareholders’ Meeting, as informed in the Voting Instructions.

4.      The documents mentioned herein must be forwarded as follows: TIM S.A., attention to the Investor Relations Officer, Mr. Alberto Mario Griselli, at Avenida João Cabral de Mello Neto, 850, North Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), February 27th, 2023.

Nicandro Durante

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 27, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer